SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
 (Amendment No. 9)*

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

HAVERTY FURNITURE COMPANIES, INC.

(Name of Issuer)
Class A Common Stock, $1.00 par value

(Title of Class of Securities)

419596-20-0
(CUSIP Number)

Amy Wilson
Bryan Cave LLP
One Atlantic Center
Fourteenth Floor
1201 West Peachtree Street, NW
Atlanta, GA 30309
Telephone: (404) 572-6926

(Name, Address and Telephone Number of Person Authorized
 to Receive Notices and Communications)

May 28, 2015

(Date of Event Which Requires Filing of This Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box ☐.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 419596-20-0	Page 2 of 11 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON H5, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Georgia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 534,823 Shares of Class A Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 534,823 Shares of Class A Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 534,823 Shares of Class A Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☑
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.7%
14	TYPE OF REPORTING PERSON PN

SCHEDULE 13D
CUSIP No. 419596-20-0	Page 3 of 11 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Pine Hill Associates, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Georgia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 534,823 Shares of Class A Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 534,823 Shares of Class A Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 534,823 Shares of Class A Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☑
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.7%
14	TYPE OF REPORTING PERSON CO

SCHEDULE 13D
CUSIP No. 419596-20-0	Page 4 of 11 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON J. Rawson Haverty, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 170,348 Shares of Class A Common Stock
	8	SHARED VOTING POWER 551,847 Shares of Class A Common Stock
	9	SOLE DISPOSITIVE POWER 82,331 Shares of Class A Common Stock
	10	SHARED DISPOSITIVE POWER 639,864 Shares of Class A Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 722,195 Shares of Class A Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☑
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.7%
14	TYPE OF REPORTING PERSON IN

SCHEDULE 13D
CUSIP No. 419596-20-0	Page 5 of 11 Pages

1
NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON       Trust Created Under Item VI of the Last Will and Testament of
Rawson Haverty Dated July 21, 2003, a/k/a Marital Trust u/w July 21, 2003

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☑
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
14	TYPE OF REPORTING PERSON OO

SCHEDULE 13D
CUSIP No. 419596-20-0	Page 6 of 11 Pages

1
NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON       Marital Trust B Dated October 31, 2012 Created by the Trustees
of the Trust Created Under Item VI of the Last Will and Testament of Rawson Haverty Dated July 21, 2003

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☑
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
14	TYPE OF REPORTING PERSON OO

SCHEDULE 13D
CUSIP No. 419596-20-0	Page 7 of 11 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Magaret Munnerly Haverty Revocable Trust Dated August 15, 2007 as Amended and Restated on December 17, 2012
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☑
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
14	TYPE OF REPORTING PERSON OO

CUSIP No. 419596-20-0	Page 8 of 11 Pages

Reference is hereby made to the statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on July 24, 2007 (the “Original Schedule 13D”), Amendment No. 1 to the Original Schedule 13D filed with the SEC on March 24, 2010, Amendment No. 2 filed with the SEC on June 14, 2012, Amendment No. 3 filed with the SEC on November 15, 2012, Amendment No. 4 filed with the SEC on March 21, 2013, Amendment No. 5 filed with the SEC on May 15, 2013, Amendment No. 6 filed with the SEC on July 18, 2013, Amendment No. 7 filed with the SEC on December 17, 2013 and Amendment No. 8 filed with the SEC on January 13, 2015 (together with the Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6 and Amendment No. 7, the “Schedule 13D”) with respect to the Class A common stock, par value $1.00 per share (the “Class A Common Stock”), of the Company.  This Amendment No. 9 is being filed to reflect updated information regarding the beneficial ownership of the Reporting Persons.    Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meanings as set forth in the Schedule 13D.
Item 5.                                        Interest in Securities of the Issuer.
Item 5 is hereby amended and restated in its entirety to read as follows:
(a)	The Reporting Persons beneficially own an aggregate 722,195 shares or 34.7% of the Class A Common Stock of the Company. For further information, see the cover pages hereto which are hereby incorporated by reference. All percentages of outstanding Class A Common Stock are calculated based on information included in the Form 10-Q filed by the Company for the period ended March 31, 2015, which reported that 2,080,605 shares of Class A Common Stock were outstanding as of April 30, 2015.
The Reporting Persons may be deemed to constitute a group pursuant to Rule 13d-5(b) with certain other Class A Common Stock shareholders (“Other Class A Shareholders”) as a result of entering into a Class A Shareholders Agreement, as described in Item 6 below, with the Other Class A Shareholders.  If the Reporting Persons are deemed to have formed a group with the Other Class A Shareholders, each of the Reporting Persons could be deemed to beneficially own the shares collectively held by the group, which would be an aggregate 1,553,215 shares or 74.7% of the Class A Common Stock of the Company; however, each of the Reporting Persons disclaims beneficial ownership of the shares held by other members of the group except as expressly set forth herein.
(b)	The Partnership beneficially owns 534,823 shares or 25.7% of the Class A Common Stock of the Company. The LLC is the general partner of the Partnership and holds shared voting and dispositive power with the Partnership with respect to the shares owned by the Partnership.
Mr. Haverty beneficially owns 722,195 shares or 34.7% of the Class A Common Stock of the Company.  Mr. Haverty has sole dispositive power with respect to 82,331 shares of Class A Common Stock and sole voting power with respect to 170,348 shares of Class A Common Stock.
As the manager of the LLC, the Partnership’s general partner, Mr. Haverty shares voting and dispositive power with the Partnership and the LLC with respect to the 534,823 shares of the Class A Common Stock held by the Partnership.  Mr. Haverty disclaims beneficial ownership of the shares held by the Partnership except to the extent of his pecuniary interest therein.
Mr. Haverty and Nan S. Haverty hold shared voting and dispositive power with respect to the 11,228 shares held by the Trust for the Benefit of Hannah Haverty (“Daughter’s Trust”).  Mr. Haverty and Nan S. Haverty hold shared voting and dispositive power with respect to the 5,796 shares held by the Trust for the Benefit of Rhett Haverty (“Son’s Trust”).  Mr. Haverty has no pecuniary interest in the shares of the Daughter’s Trust or the Son’s Trust, and disclaims any beneficial ownership in the shares held by the Daughter’s Trust and the Son’s Trust.

CUSIP No. 419596-20-0	Page 9 of 11 Pages

Mr. Haverty holds sole voting power and shares dispositive power over the 88,017 shares held by the Mary E. Haverty Foundation (the “Foundation”) with the other trustees of the Foundation:  Margaret E. Haverty Glover, Jane M. Haverty, Mary E. Haverty and Ben M. Haverty.  Mr. Haverty has no pecuniary interest in the shares of the Foundation and disclaims any beneficial ownership in the Foundation’s shares. Mr. Haverty holds sole voting and sole dispositive power over the 2,331 shares held in the J. Rawson Haverty, Jr. Roth Inherited IRA.
None of the Marital Trust, Marital Trust B or the MMH Trust currently hold any Class A Common Stock.  The trustees of each of the Marital Trust, Marital Trust B and the MMH Trust are Mr. Haverty, Jane M. Haverty and Ben M. Haverty.  Mr. Haverty disclaims beneficial ownership of the shares held from time to time by Marital Trust, Marital Trust B, and the MMH Trust, except to the extent of any pecuniary interest he may have therein.
(c)	Except as set forth on Schedule 1 hereto and as described above, no other recent transactions in Class A Common Stock were effected by the Reporting Persons, or, to the best of the knowledge of the Reporting Persons, by any of the other persons named in response to Item 2, if any.
(d)	Not applicable.
(e)            Not applicable.

CUSIP No. 419596-20-0	Page 10 of 11 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: June 29, 2015
H5, LP

By: Pine Hill Associates, LLC, its General Partner
Its Managing Partner

By: /s/ J. Rawson Haverty, Jr.
J. Rawson Haverty, Jr.
Manager of Pine Hill Associates, LLC

PINE HILL ASSOCIATES, LLC

By: /s/ J. Rawson Haverty, Jr.
J. Rawson Haverty, Jr.
Manager

J. RAWSON HAVERTY, JR.

By: /s/ J. Rawson Haverty, Jr.
J. Rawson Haverty, Jr.

TRUST CREATED UNDER ITEM VI OF THE LAST
WILL AND TESTAMENT OF RAWSON HAVERTY
DATED JULY 21, 2003

By: /s/ J. Rawson Haverty, Jr.
J. Rawson Haverty, Jr.
Trustee

By: /s/ Jane M. Haverty
Jane M. Haverty
Trustee

CUSIP No. 419596-20-0	13D	Page 11 of 11 Pages

By: /s/ Ben M. Haverty
  Ben M. Haverty
  Trustee

MARITAL TRUST B DATED OCTOBER 31, 2012

By: /s/ J. Rawson Haverty, Jr.
J. Rawson Haverty, Jr.
Trustee

By: /s/ Jane M. Haverty
Jane M. Haverty
Trustee

By: /s/ Ben M. Haverty
Ben M. Haverty
Trustee

MARGARET MUNNERLYN HAVERTY
REVOCABLE TRUST DATED AUGUST 15, 2007 AS
AMENDED AND RESTATED ON DECEMBER 17
2012

By: /s/ J. Rawson Haverty, Jr.
J. Rawson Haverty, Jr.
Trustee

By: /s/ Jane M. Haverty
Jane M. Haverty
Trustee

By: /s/ Ben M. Haverty
Ben M. Haverty
Trustee

CUSIP No. 419596-20-0	13D

SCHEDULE 1

Shares of Class A Common Stock Acquired or Disposed of by the Reporting Persons
1.	H5, L.P.
No transactions.
2.	J. Rawson Haverty, Jr.
Transaction Date	Nature of Transaction (Acquisition/Disposition)	Number of Shares	Price Per Share	Where and How Transaction Effected
2/12/2015	Acquisition	665	N/A	By will or the laws of descent and distribution
6/12/2015	Disposition	3,616	N/A	Conversion[1]

3.	Marital Trust
No transactions.
4.	Marital Trust B
No transactions.
5.	MMH Trust
No transactions.
6.	Frank S. McGaughey III
No transactions.
7.	Ridge Partners, L.P.
No transactions.
8.	Richard N. McGaughey
No transactions.
9.	Clarence H. Smith
_________________________________
1 Conversion of Class A Common Stock held by Mr. Haverty into common stock of the Company.

CUSIP No. 419596-20-0	13D
Transaction Date	Nature of Transaction (Acquisition/Disposition)	Number of Shares	Price Per Share	Where and How Transaction Effected
2/12/2015	Acquisition	666	N/A	By will or the laws of descent and distribution
5/28/2015	Acquisition	21,400	N/A	Conversion[2]

10.	Villa Clare Partners, L.P.
No transactions.

_________________________________
2 Conversion of common stock held by Mr. Smith into Class A Common Stock of the Company.